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                                               Filed with the Securities
                                                And Exchange Commission
                                                    On January 6, 1999

             SECURITIES AND EXCHANGE COMMISSION



                 WASHINGTON, D.C. 20549



     In the Matter of                           INTERIM CERTIFICATE

         Conectiv                                      OF

     File No. 70-9069
                                                  NOTIFICATION

(Public Utility Holding Company                PURSUANT TO RULE 24
Act of 1935)




This Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section
250.24) is filed by Conectiv, a Delaware corporation, in connection with the following transactions proposed in Conectiv's Form U-1 Application-Declaration as amended by Amendments Nos. 1 through 4 and Post-effective Amendments Nos. 1 and 2, (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the
"Act"), and authorized by the order of the Securities and Exchange
Commission (the "Commission") dated February 25,1998 (the "Order") in this file:
(1) On March 1, 1998, a Certificate of Merger, duly and validly filed with the Secretaries of State of the State of Delaware and the Commonwealth of Virginia on February 27, 1998, became effective, thereby merging DS Sub, Inc. ("DS Sub") with and into Delmarva Power & Light Company ("Delmarva"). Also, on March
     1, 1998, Certificates of Merger duly and validly filed with the Secretaries of State of the States of New Jersey and Delaware on February 27, 1998, became effective, thereby merging Atlantic Energy, Inc. ("Atlantic") with and into Conectiv, Inc. On March 1, 1998, pursuant to Section 102 (a) of the Delaware General Corporate Law,
     Conectiv, Inc. changed its name to Conectiv. The merger of DS Sub with and into Delmarva with Delmarva as the surviving corporation and the merger of Atlantic with and into Conectiv, Inc. with Conectiv Inc. as the surviving corporation, were effective March 1, 1998 and resulted in the acquisition by Conectiv Inc. of all issued and

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     outstanding shares of common stock of: Delmarva; Atlantic City
     Electric Company, a public utility company and formerly a wholly owned subsidiary of Atlantic; Atlantic Enterprises, Inc., which will serve as a sub-holding company for certain of the Conectiv system's non-utility companies and interests; and Atlantic Energy International, Inc., a company formed to provide utility consulting services and equipment sales to international markets. On March 1, 1998, Conectiv Solutions LLC became a wholly owned subsidiary of Conectiv after Atlantic's interest dissolved with the consummation of the mergers and Delmarva's interest was transferred to Conectiv;

(2) Upon the consummation of the mergers of DS Sub into Delmarva and Atlantic into Conectiv on March 1, 1998, in accordance with the Merger Agreement, each issued and outstanding share of Delmarva common Stock was converted into the right to receive one share of Conectiv Common Stock, and each issued and outstanding share of Atlantic Common Stock was converted into the right to receive .75 of one share of Conectiv Common Stock and .125 of one share of Conectiv Class A Common Stock effective March 1, 1998.
     Conectiv issued Common Stock and Conectiv Class A Common Stock in connection with such mergers pursuant to the Merger Agreement;

(3) On March 2, 1998, Delmarva paid a dividend to Conectiv consisting of all issued and outstanding shares of capital stock of: (a)
     Delmarva Services Company, a company which was formed to own and finance an office building leased to affiliated companies and which holds ownership of approximately 2.9% of the common stock of Chesapeake Utilities Corporation, a publicly traded utility company; (b) Delmarva Energy Company, a company engaged, directly and through a subsidiary, in Rule 58 energy marketing activities;
     (c) Conectiv Communications, Inc., an exempt telecommunications company providing a full range of retail and wholesale telecommunications services; (d) Delmarva Capital Investments, Inc., a sub-holding company for a variety of unregulated investments; and (e) Conectiv Services, Inc., a company providing, directly and through subsidiaries, a wide range of energy-related goods and services to industrial, commercial and residential customers;

(4)  Conectiv acquired 1,000 shares of common stock of

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     Conectiv Resource Partners, Inc., a company formed to serve as the mutual service company for the Conectiv System, pursuant to section 13 of Act. On March 1, 1998, Resource entered into individual service agreements (in the form of Exhibit B to the Application-Declaration) with Conectiv and its direct subsidiaries.

   The transactions described in paragraphs 1 through 4 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

       Filed herewith are conformed copies of the final opinions of counsel. Capitalized terms used herein without definition have the meanings ascribed to them in the Application-Direction.

       This Certificate of Notification and the opinions of counsel included herein as exhibits are applicable only to the merger-related transactions described in the Application Direction, as herein defined. Post-effective Amendments Nos. 3 and 4 in File No. 70-9069 request a supplemental order and will be covered in certificates pursuant to Rule 24 after the supplemental order is issued and the proposed transactions are consummated.



                    S I G N A T U R E


     Pursuant to the  requirements  of the Public Utility
Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CONECTIV

                                   By:  /s/ Louis M. Walters
                                            Louis M. Walters
                                            Treasurer
Dated: January 6, 1999




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                                  EXHIBIT INDEX

Exhibit
Number               Exhibit

F-2.1           Past-Tense Opinion of Randall V. Griffin, Esq.


F-2.2           Past-Tense Opinion of Peter F. Clark, Esq.